ArcelorMittal Europe reports operating profit of €352 million for

Q2 2015

Luxembourg, 31 July 2015 - ArcelorMittal Europe today announced its results for the second quarter ended 30 June 2015. The segment recorded an operating profit of €352 million, compared with €245 million for Q2 2014.

Second quarter 2015 Ebitda increased by 22.7 per cent, to €617 million as compared to €503 million in the corresponding quarter of 2014, reflecting improved steel shipment volumes as well as the benefits of cost optimisation efforts.

Steel shipments in the second quarter increased by 6.9 per cent to 10.9 million tonnes, compared with Q2 2014, demonstrating the ongoing trend of improving European steel demand.

However, sales in the ArcelorMittal Europe segment remained stable at €7.7 billion this quarter compared to the corresponding quarter last year, with lower average steel selling prices (-4.1 per cent) being offset by higher steel shipments. The lower price environment reflects the continuing impact of imports, particularly from countries such as China and Russia.

Commenting, Aditya Mittal, CEO ArcelorMittal Europe, said: “I am pleased to be able to report another set of strong results for ArcelorMittal Europe. Our results reflect a combination of improved market fundamentals and the benefit of our asset and cost optimisation efforts. The outlook for Europe remains positive, with the economic recovery appearing to be broadening. We continue to forecast apparent steel consumption for Europe in 2015 to grow within a range of +1.5 to +2.5 per cent.”

The economic recovery in Europe appears to be broadening, despite ongoing problems in Greece. Factors such as quantitative easing, the weak euro, low oil prices and reduced fiscal headwinds are still helping. Consumer sentiment remains relatively buoyant and is supported by falling unemployment and very low inflation. Furthermore, better business sentiment and bank lending should help investment to contribute to the recovery.